UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41847

Alpha Technology Group Ltd

(Registrant’s Name)

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Senior Advisor

On November 6, 2026, Mr. Eugene F. Carpino notified Alpha Technology Group Ltd (the “Company”) of his resignation as the Senior Advisor of the Company, effective immediately. Mr. Eugene F. Carpino’s resignation was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho Anthony
	Name:	Tsang Chun Ho Anthony
	Title:	Director

2